UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Rachel Lavine, current CEO of Gazit Globe Ltd., to leave as of January 31, 2017; Dori Segal Named Incoming CEO

On November 27, 2016, Gazit-Globe Ltd. ("Gazit" or the "Company") reported that Ms. Rachel Lavine, the Company's current CEO (since September 1, 2015) and a director in the Company (since December 14, 2014), will conclude her service in both capacities as of January 31, 2017. Mr. Dori J. Segal, current Vice Chairman of Gazit-Globe Ltd., will become the CEO of the Company, commencing February 1, 2017. Mr. Segal previously served as the Company's CEO from 1998 – 2008 and President and CEO of the Company's subsidiary, First Capital Realty Inc. (TSX: FCR) from 2000 – 2015 and currently serves as the Chairman of the Board of FCR. Mr. Segal additionally serves as Vice Chairman in Equity One, Inc. (NYSE: EQY) and Citycon Oyj. (HEL: CTY1S), which are subsidiaries of the Company and as Vice Chairman and CEO of Norstar Holdings Inc. (TLV: NSTR), Gazit's largest shareholder (holding approximately 50.59% of Gazit's issued and outstanding share capital).

Ms. Lavine has agreed to continue to serve as Vice Chairman of the Board of the Company's subsidiary, Atrium European Real Estate Limited, (VIE: ATRS and ATRS: AS, dually listed on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam), and on the board of Citycon Oyj.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including any exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 28, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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